上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED

By Courier

Our Ref: SIHL/ADR/07

13th June 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07024492

Dear Sirs,

BEST AVAILABLE COPY

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements dated 5th June 2007 and 12th June 2007 respectively pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道 39 號夏愨大廈 26 樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067
M:\Kylie\Letter\...

South China Morning Post

Publication Date : 6th June 2007

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DELAY IN DISPATCH OF CIRCULAR

The Company has applied to the Stock Exchange for an extension of deadline for dispatch of the Circular in relation to the transfer of the Assets to SI Pharmaceutical from 6th June 2007 to 27th June 2007.

Reference is made to the announcement made by the Company dated 15th May 2007 (the "**Announcement**") in relation to, among other things, the transfer of the Assets to SI Pharmaceutical. Unless otherwise specified, terms used herein shall have the same meanings as defined in the Announcement.

Since the Transfers constitute a discloseable transaction of the Company under the Listing Rules, pursuant to Rule 14.38 of the Listing Rules, the circular in relation to the Transfers (the "**Circular**") should be sent to the Shareholders within 21 days after publication of the Announcement, which shall be on or before 6th June 2007.

As the Company requires more time to ascertain the information relating to the Transfers for inclusion in the Circular, the dispatch of the Circular will be delayed. An application has been made to the Stock Exchange for consent to an extension of the time for dispatch of the Circular from on or before 6th June 2007 to on or before 27th June 2007.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 5th June 2007

As at the date of this announcement, the board of directors of the Company comprises eight Executive Directors, namely, Mr. CAI Lai Xing, Mr. CAI Yu Tian, Mr. QU Ding, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three Independent Non-Executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

MAJOR TRANSACTIONS
DISPOSAL OF SHAREHOLDING IN AND SHAREHOLDER'S LOAN DUE FROM S.I. AUTOMOBILE DEVELOPMENT HOLDINGS LIMITED AND EQUITY INTEREST IN SHANGHAI HUIZHONG AUTOMOTIVE MANUFACTURING CO., LTD. AND SHANGHAI WANZHONG AUTOMOTIVE COMPONENTS CO., LTD.

The Board announces that on 12th June 2007, the Company and SIAD (its wholly-owned subsidiary) entered into the Agreements with Shanghai Automotive HK and Shanghai Automotive respectively pursuant to which the Group shall transfer (1) the entire issued share capital in and all outstanding shareholder's loan due from SI Automobile at a consideration of RMB130,000,000 to Shanghai Automotive HK; (2) a 50% equity interest in Shanghai Huizhong to Shanghai Automotive at a consideration of RMB1,205,000,000; and (3) a 50% equity interest in Shanghai Wanzhong to Shanghai Automotive at a consideration of RMB270,000,000, upon the terms and subject to the conditions set out in the Agreements

As the revenue ratio under Chapter 14 of the Listing Rules for the Disposals in aggregate exceeds 25%, the Disposals constitute a major transaction for the Company under Rule 14.06 of the Listing Rules. The transactions under the Agreements are thus subject to approval by the Shareholders according to the requirement under Rule 14 40 of the Listing Rules The Company has obtained approval in writing from companies controlled by Shanghai Industrial Investment (Holdings) Company Limited (which constitute a closely allied group of shareholders under Rule 14 45 of the Listing Rules) holding approximately 56.53% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company written approvals of the Disposals Pursuant to Rule 14 44 of the Listing Rules, the Disposals which constitute a major transaction have been approved by way of written shareholders' approval in lieu of holding a general meeting of the Company

A circular containing, among other things, further details of the transactions under the Agreements will be despatched to the Shareholders.

THE SI AUTOMOBILE AGREEMENT

DATE

12th June 2007

PARTIES

(1) The Company (as the seller);

(2) Shanghai Automotive HK (as the purchaser); and

(3) SI Automobile.

SI Automobile is a wholly-owned subsidiary of the Company which is being transferred by the Company to Shanghai Automotive HK. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Shanghai Automotive HK and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

ASSET TO BE DISPOSED OF

Pursuant to the SI Automobile Agreement, the Company shall transfer to Shanghai Automotive HK (1) the entire issued share capital of SI Automobile, and (2) all outstanding shareholder's loan due from SI Automobile to the Company with all accrued interest (if any). As of 31st May 2007, the total shareholder's loan due from SI Automobile to the Company amounted to HK$41,913,904 52.

SI Automobile holds a 30% equity interest in Transportation Electric. The other 70% equity interest in Transportation Electric is owned by Shanghai Automotive Industry Corporation (Group)* (上海汽車工業(集團)總公司), the controlling shareholder of Shanghai Automotive HK.

CONSIDERATION

The consideration payable by Shanghai Automotive HK to the Company for the total issued shares in and shareholder's loan due from SI Automobile amount to RMB130,000,000

The consideration under the SI Automobile Agreement shall be payable in the following manner:–

(i) *Shanghai Automotive HK shall pay 60% of the total consideration (amounting to RMB78,000,000) in cash within seven working days after the Effective* Date, or by 29th June 2007 if the Effective Date is on or before 29th June 2007;

(ii) the balance of the total consideration of RMB52,000,000 shall be payable by Shanghai Automotive HK in cash on the date of assignment.

If the Effective Date is on or before 29th June 2007 and Shanghai Automotive HK effects the payment of 60% of the total consideration before such date, the Company shall have no entitlement to the dividend to be distributed by Transportation Electric to SI Automobile (as its shareholder). Otherwise, the consideration will be increased by 30% of one half of the net profit of Transportation Electric for the six months ending 30th June 2007. Such amount of increase in the consideration shall be payable by Shanghai Automotive HK on the date of assignment if the Audited Interim Accounts have been issued at least 7 working days before that date or, if the Audited Interim Accounts have not yet been so issued, within 7 working days after the date of issue of the Audited Interim Accounts and in any event not later than 30th August 2007.

All dividends or distributions of Transportation Electric payable to SI Automobile which have been declared and/or approved by resolution on or before the date of the SI Automobile Agreement shall belong to the Company. SI Automobile shall remit any such dividends or distributions of Transportation Electric which are paid after the date of completion of the SI Automobile Agreement to a designated bank account of the Company within 3 working days of the payment

The Company undertakes that from the date of execution to the date of assignment of the SI Automobile Agreement it shall not and shall not allow SI Automobile to carry out any acts that may adversely affect SI Automobile, the shareholding in or loan due from SI Automobile to be transferred

TAKING EFFECT AND COMPLETION

The SI Automobile Agreement shall take effect subject to (1) the obtaining of the approval of the Shanghai Huizhong Agreement and the Shanghai Wanzhong Agreement by the SMFIWC; (2) approval of the transactions under the SI Automobile Agreement by the independent Shareholders in accordance with the requirements under the Listing Rules; and (3) execution of the SI Automobile Agreement by the parties thereto under the company chop

Completion of the SI Automobile Agreement shall take place on a date after the Effective Date and as agreed by the Company and Shanghai Automotive HK, which in any event shall not be later than 31st December 2007.

If the parties to the SI Automobile Agreement are not in breach and the registered agent of SI Automobile in the British Virgin Islands does not issue a certificate of *incumbency showing the particulars of Shanghai Automotive HK (not for reason on the part of Shanghai Automotive HK) within 30 working days* of the submission of relevant documents, the SI Automobile Agreement shall lapse. The Company and Shanghai Automotive HK shall procure that SI Automobile revert to its status before the transfer of shareholding in SI Automobile, and the Company shall return to Shanghai Automotive HK the amount of consideration paid

INFORMATION ON SI AUTOMOBILE

CONSIDERATION

The consideration payable by Shanghai Automotive to SIAD for a 50% equity interest in Shanghai Wanzhong amount to RMB270,000,000.

The consideration under the Shanghai Wanzhong Agreement shall be payable in the following manner:–

(i) if the SMFIWC Approval is obtained on or before 29th June 2007, Shanghai Automotive shall pay 60% of the total consideration (amounting to RMB162,000,000) on or before 29th June 2007 or within seven working days of the date of the SMFIWC Approval (whichever is the earlier), or within seven working days of the SMFIWC Approval if it is obtained after 29th June 2007;

(ii) the balance of the total consideration of RMB108,000,000 shall be payable by Shanghai Automotive within 30 working days of the date of the SMFIWC Approval.

If the SMFIWC Approval is obtained on or before 29th June 2007, then SIAD will not claim any entitlement to the net profit of Shanghai Wanzhong for the six months ending 30th June 2007. If the SMFIWC Approval is obtained after 29th June 2007, Shanghai Automotive shall propose and procure that its nominated directors shall approve the distribution of 50% of the net profit of Shanghai Wanzhong for the six months ending 30th June 2007 to its shareholders by 30th August 2007.

TAKING EFFECT AND COMPLETION

The Shanghai Wanzhong Agreement shall take effect subject to (1) the SMFIWC Approval; and (2) approval of the transactions under the Shanghai Wanzhong Agreement by the independent Shareholders in accordance with the requirements under the Listing Rules and execution of the Shanghai Wanzhong Agreement by the legal or authorised representatives of its parties under the company chop.

The parties to the Shanghai Wanzhong Agreement shall cooperate and assist each other to complete the formalities for approval of the equity interest transfer, corporate amendments and completion of payment, and Shanghai Automotive shall procure the Shanghai Wanzhong complete the necessary work in these regards.

If the approval of the transfer of equity interest under the Shanghai Wanzhong Agreement by SMFIWC is not obtained by 31st December 2007, the Shanghai Wanzhong Agreement shall automatically terminate.

INFORMATION ON SHANGHAI WANZHONG

Shanghai Wanzhong is principally engaged in the business of manufacture and sale of automobile components and spare parts. The total equity interest in Shanghai Wanzhong is owned by SIAD as to 50% and by Shanghai Automotive as to 50%.

Shanghai Wanzhong is a jointly controlled entity of the Group, and will become wholly-owned by Shanghai Automotive upon completion by the Shanghai Wanzhong Agreement.

Financial information

The audited profit before taxation and the audited profit after taxation of Shanghai Wanzhong for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:–

	Year ended 31st December	
	2005	2006
	RMB	*RMB*
Profit before taxation	2,392,000	2,585,000
Profit after taxation	1,132,000	1,705,000

The audited net asset value and the audited total asset value of Shanghai Wanzhong as at 31st December 2006 amounted to approximately RMB539,517,000 and approximately RMB552,347,000 respectively The assessed asset value of Shanghai Wanzhong as at 31st December 2006 amounted to RMB544,674,549

For the purposes of compliance with PRC regulatory requirements and filing with the State-owned Asset Supervision and Administration Commission, Shanghai Automotive arranged for a state-owned asset valuation of the net asset value of Shanghai Wanzhong as at 31st December 2006, which assessed such net asset value at RMB544,674,500

BASIS OF THE CONSIDERATIONS

The aggregate consideration for the Disposals in the sum of RMB1,605,000,000, was determined on arm's length basis after taking into account the following factors:

(1) The sum of the carrying value of the Assets (being the cost of investment of the Group in equity and/or in loan capital in those three companies, plus the *post-acquisition profits shared in and net of any dividends received or receivable from the shareholdings held therein and the shareholder's loan due from SI* Automobile) as at 31st December 2006 was RMB1,414,978,000, and the above consideration for the Disposals represents a premium of approximately 13 43% over such carrying value of the Assets

(2) The sum of the proportionate audited net asset value of the Assets as at 31st December 2006 was RMB1,270,977,000, and the above consideration for the Disposals (after deduction of the amount of shareholder's loan due from SI Automobile) represents a premium of approximately 23 47% over such net asset

	Year ended 31st December	
	2005	2006
	HK$	*HK$*
Profit before taxation	30,778,000	30,222,000
Profit after taxation	30,778,000	30,222,000

The unaudited net asset value and the unaudited total asset value of SI Automobile as at 31st December 2006 amounted to approximately HK$35,904,000 and approximately HK$71,914,000 respectively

SI Automobile will cease to be a subsidiary of the Company upon completion of the SI Automobile Agreement.

THE SHANGHAI HUIZHONG AGREEMENT

DATE

12th June 2007

PARTIES

(1) SIAD, a wholly-owned subsidiary of the Company (as the seller); and

(2) Shanghai Automotive (as the purchaser).

The shares of Shanghai Automotive are listed on the A-Shares market of the Shanghai Stock Exchange. The holding company of Shanghai Automotive, being Shanghai Automotive Industry Corporation (Group)* (上海汽車工業(集團)總公司) with an approximately 83.83% shareholding, is also the holding company of Shanghai Automotive HK. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Shanghai Automotive and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.

ASSET TO BE DISPOSED OF

Pursuant to the Shanghai Huizhong Agreement, SIAD shall transfer to Shanghai Automotive 50% of the total equity interest in Shanghai Huizhong

The remaining 50% equity interest in Shanghai Huizhong is owned by Shanghai Automotive. Upon completion of the Shanghai Huizhong Agreement, Shanghai Automotive will own the entire equity interest in Shanghai Huizhong

CONSIDERATION

The consideration payable by Shanghai Automotive to SIAD for a 50% equity interest in Shanghai Huizhong amount to RMB1,205,000,000.

The consideration under the Shanghai Huizhong Agreement shall be payable in the following manner:–

(i) if the SMFIWC Approval is obtained on or before 29th June 2007, Shanghai Automotive shall pay 60% of the total consideration (amounting to RMB723,000,000) in cash on or before 29th June 2007 or within seven working days of the date of such approval (whichever is the earlier), or within seven working days of the date of the SMFIWC Approval if it is obtained after 29th June 2007;

(ii) the balance of the total consideration of RMB482,000,000 shall be payable by Shanghai Automotive in cash within 30 working days of the date of the SMFIWC Approval.

If the SMFIWC Approval is obtained on or before 29th June 2007, then SIAD will not claim any entitlement to the net profit of Shanghai Huizhong for the six months ending 30th June 2007. If the SMFIWC Approval is obtained after 29th June 2007, Shanghai Automotive shall propose and procure that its nominated directors shall approve the distribution of 50% of the net profit of Shanghai Huizhong for the six months ending 30th June 2007 to its shareholders by 30th August 2007.

TAKING EFFECT AND COMPLETION

The Shanghai Huizhong Agreement shall take effect subject to (1) the SMFIWC Approval; (2) approval of the transactions under the Shanghai Huizhong Agreement by the independent Shareholders in accordance with the requirements under the Listing Rules and execution of the Shanghai Huizhong Agreement by the legal or authorised representatives of its parties under the company chop.

The parties to the Shanghai Huizhong Agreement shall cooperate and assist each other to complete the formalities for approval of the equity interest transfer, corporate amendments and completion of payment, and Shanghai Automotive shall procure the Shanghai Huizhong complete the necessary work in these regards

If the approval of the transfer of equity interest under the Shanghai Huizhong Agreement by SMFIWC is not obtained by 31st December 2007, the Shanghai Huizhong Agreement shall automatically terminate.

INFORMATION ON SHANGHAI HUIZHONG

Shanghai Huizhong is principally engaged in the business of manufacture and sale of vehicles, automobile components and spare parts. The total equity interest in Shanghai Huizhong is owned by SIAD as to 50% and by Shanghai Automotive as to 50%

Shanghai Huizhong is a jointly controlled entity of the Group, and will become wholly-owned by Shanghai Automotive upon completion by the Shanghai Huizhong Agreement.

Financial Information

The audited consolidated loss/profit before taxation and minority interests and the audited consolidated loss/profit after taxation and minority interests of Shanghai Huizhong for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows.–

	Year ended 31st December	
	2005	2006
	RMB	*RMB*
Consolidated loss/profit before taxation and minority interests	(227,659,000)	9,789,000
Consolidated loss/profit after taxation and minority interests	(227,268,000)	3,574,000

The profit of Shanghai Huizhong improved significantly from 2005 to 2006 due to the automobiles market in Mainland PRC showing signs of improvement in 2006 following two years of sluggish growth. Such improvement also resulted from market exploration and cost reduction efforts of Shanghai Huizhong.

The audited consolidated net asset value and the audited consolidated total asset value of Shanghai Huizhong as at 31st December 2006 amounted to approximately RMB1,930,628,000 and approximately RMB3,893,469,000 respectively. The assessed asset value of Shanghai Huizhong as at 31st December 2006 amounted to RMB2,420,490,000.

For compliance with PRC regulatory requirements and filing with the State-owned Asset Supervision and Administration Commission, Shanghai Automotive arranged for a state-owned asset valuation of the net asset value of Shanghai Huizhong as at 31st December 2006, which assessed such net asset value at RMB2,420,490,000

THE SHANGHAI WANZHONG AGREEMENT

DATE

12th June 2007

PARTIES

(1) SIAD, a wholly-owned subsidiary of the Company (as the seller); and

(2) Shanghai Automotive (as the purchaser)

ASSET TO BE DISPOSED OF

Pursuant to the Shanghai Wanzhong Agreement, SIAD shall, subject to fulfillment of conditions, transfer to Shanghai Automotive 50% of the total equity interest in Shanghai Wanzhong

The remaining 50% equity interest in Shanghai Wanzhong is owned by Shanghai Automotive. Upon completion of the Shanghai Wanzhong Agreement, Shanghai Automotive will own the entire equity interest in Shanghai Wanzhong.

Group. The Disposals provide an exit opportunity for the Company [illegible] completion of the Disposals, it is estimated that the Group will record a after-tax profit of approximately RMB150 million subject to the financial positions of Shanghai Huizhong, Shanghai Wanzhong and SI Automobile up to the completion of the Disposals.

The Company intends to use the proceeds from the Disposals as general working capital, and may apply such proceeds towards potential acquisitions that may arise from time to time in the future. The Group will concentrate its investments in the infrastructure facilities and medicine businesses and consider tapping into the real estate business, so as to maintain sustainable growth in operating profit.

The Directors consider that the terms of the Agreements are on normal commercial terms and are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

GENERAL

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

Shanghai Automotive is principally engaged in the manufacture and sale of motor cars and other types of motor vehicles and spare parts Shanghai Automotive HK is principally engaged in international trade, forwarding services, consultancy services and investment.

As the revenue ratio under Chapter 14 of the Listing Rules for the Disposals exceeds 25%, the Disposals in aggregate constitute a major transaction for the Company under Rule 14.06 of the Listing Rules. The Disposals are thus subject to approval by the Shareholders according to the requirement under Rule 14 40 of the Listing Rules.

The Company has obtained from the companies controlled by Shanghai Industrial Investment (Holdings) Company Limited which together hold approximately 56.53% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company written approvals of the Disposals These companies, namely Shanghai Investment Holdings Limited (holding 468,066,000 Shares), SIIC Capital (B V.I.) Limited (holding 80,000,000 Shares) and SIIC CM Development Limited (holding 10,000 Shares) are all wholly-owned subsidiaries of Shanghai Industrial Investment (Holdings) Company Limited. Apart from Shanghai Industrial Investment (Holdings) Company Limited, no connected person of the Company hold any shares in any of these three shareholding companies. To the best of the Directors' knowledge, none of the Shareholders is interested in the Agreements and, as such, none of them is required to abstain from voting if a general meeting of the Company is convened to approve the Disposals Pursuant to Rule 14 44 of the Listing Rules, the Disposals which constitute a major transaction have been approved by way of written shareholders' approval in lieu of holding a general meeting of the Company.

A circular containing, among other things, further details of the Agreements, will be dispatched to the Shareholders as soon as practicable.

As at the date of this announcement, the Board comprises eight Executive Directors, namely, Mr. CAI Lai Xing, Mr CAI Yu Tian, Mr. QU Ding, Mr. LU Ming Fang, Mr. DING Zhong De, Mr QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three Independent Non-Executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr LEUNG Pak To, Francis

DEFINITIONS

"Agreements"	the SI Automobile Agreement, the Shanghai Huizhong Agreement and the Shanghai Wanzhong Agreement
"Assets"	a 50% equity interest in each of Shanghai Huizhong and Shanghai Wangzhong and the entire issued share capital of SI Automobile owned by the Group
"Audited Interim Accounts"	the audited accounts of Transportation Electric for the six months ending 30th June 2007 prepared by its existing auditors
"Board"	the board of directors of the Company
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Effective Date"	the date on which all the conditions to which the SI Automobile Agreement taking effect is subject have been fulfilled
"Directors"	directors of the Company
"Disposals"	the transactions contemplated under the Agreements
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Automotive"	Shanghai Automotive Co. Ltd * (上海汽車股份有限公司), a joint stock limited company established under the laws of the PRC, the shares of which are listed on A-Shares market of the Shanghai Stock Exchange (600104)
"Shanghai Automotive HK"	SAIC HK Limited (上海汽車工業香港有限公司), a company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Shanghai Automotive Industry Corporation (Group)* (上海汽車工業(集團)總公司) (the holding company of Shanghai Automotive)
"Shanghai Huizhong"	Shanghai Huizhong Automotive Manufacturing Company Limited* (上海匯眾汽車製造有限公司), a limited liability *company established under the laws of the PRC and a jointly controlled entity of the Group*
"Shanghai Huizhong Agreement"	the agreement dated 12th June 2007 between SIAD and Shanghai Automotive for the transfer of a 50% equity interest in Shanghai Huizhong
"Shanghai Wanzhong"	Shanghai Wanzhong Automotive Components Co., Ltd.* (上海萬眾汽車零件部有限公司), a limited liability company established under the laws of the PRC and a jointly controlled entity of the Group
"Shanghai Wanzhong Agreement"	the agreement dated 12th June 2007 between SIAD and Shanghai Automotive for the transfer of a 50% equity interest in Shanghai Wanzhong
"SIAD"	S I. Automobile Development Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"SI Automobile"	S.I. Automobile Development Holdings Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"SI Automobile Agreement"	the agreement dated 12th June 2007 between the Company, Shanghai Automotive HK and SI Automobile for the transfer of the entire issued share capital in and shareholder's loan due from SI Automobile
"Shareholders"	holders of Shares
"Shares"	shares of HK$0 10 each in the capital of the Company
"SMFIWC"	Shanghai Municipal Foreign Investment Working Committee (上海市外國投資工作委員會)
"SMFIWC Approval"	the approval of the Shanghai Huizhong Agreement or of the Shanghai Wanzhong Agreement (as the case maybe) by the SMFIWC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transportation Electric"	上海實業交通電器有限公司 (Shanghai SIIC Transportation Electric Co , Ltd.*), a sino-foreign equity joint venture company established under the laws of the PRC and an associated company of the Group

For the purposes of this announcement, the exchange rate at HK$1 = RMB1 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 12th June 2007

* *The English name is an informal English translation of its official Chinese name.*

ClassifiedNotices

SUBSTANTIAL SHAREHOLDER NOTIFICATIONS REPORT

Shareholder	Date	Present balance	Previous balance
Advance Card Systems (8220) ISC at 30-May [illegible]			
Wong Yiu Chu	6-Jun	119,554,522	119,530,522
Air China (753) ISC at 23-May 4,[illegible]			
Morgan Stanley	4-Jun	307,614,744	308,394,343
Alltronics Holdings (833) ISC at 31-May 302,[illegible]			
Lam Yin Kee	8-Jun	213,501,000	213,453,000
BYD Company (1211) ISC at 20-Feb 544,[illegible]			
Fidelity Int'l	5-Jun	9,153,500	8,977,000
Capital Strategic Investment (497) ISC at 1-Jun 4,[illegible]			
Chung Cho Yee Mico	8-Jun	1,632,010,830	1,627,418,830
Colonial Asia Securities [illegible] ISC at 6-May [illegible]			
Kwan Pak Hoo Bankee	6-Jun	252,547,564	250,042,564
[illegible]			
UBS AG	6-Jun	191,554,730	198,224,730
China Coal Energy (1898) ISC at 15-May 4,[illegible]			
Morgan Stanley	4-Jun	269,526,310	272,853,300
China Credit Holdings (185) ISC at 31-May 1,762,[illegible]			
Chan Yeow Keow	7-Jun	1,523,215,125	1,526,185,125
China Electronics [illegible]			
Dewan Fortune	6-Jun	83,091,358	91,421,680
China Life Insurance (2628) ISC at 23-May 7,441,175,000			
KBC Group NV	7-Jun	528,879,753	521,379,753
China Merchants China Direct Inv (133) ISC at [illegible]			
Deutsche Bank	5-Jun	10,501,000	10,327,000
China National Building Material (3323) ISC at 22-May 752,[illegible]			
JPMorgan Chase	7-Jun	165,293,148	166,911,148
China Oil and Gas (603) ISC at 30-May 3,279,676,213			
Xu Tie Liang	5-Jun	1,096,018,300	544,018,300
China Oriental (581) ISC at [illegible]			
Han Jingyuan	7-Jun	1,296,812,849	1,295,792,849
China Sci-Tech Holdings (985) ISC at 23-May 2,[illegible]			
Galaxy China Opp Fund	6-Jun	101,880,000	131,[illegible]
China Seven Star Shopping (245) ISC at 22-May [illegible]			
UBS AG	6-Jun	276,840,000	290,264,000
China Star Entertainment (326) ISC at 1-Jun [illegible]			
Wong Ping Tai	8-Jun	24,500,000	48,827,500
China State Construction (3311) ISC at 12-Jun [illegible]			
China Overseas	7-Jun	314,332,179	316,322,956
Clear Media (100) ISC at 28-Feb 522,[illegible]			
FMR Corp	5-Jun	24,730,000	26,564,000
[illegible] 270,[illegible]			
Lau Tat Wan	7-Jun	162,248,002	173,248,002
Datang International Power (991) ISC at 16-May 5,[illegible]			
Templeton Asset Mgt	6-Jun	78,088,320	79,302,329
Dawnrays Pharmaceutical (2348) ISC at 30-May [illegible]			
Leung Hong Man	6-Jun	50,532,000	50,280,000
DBA Telecommunication (Asia) (3336) ISC at 23-Apr 1,037,[illegible]			
Yu Longhai	6-Jun	516,944,000	514,958,000
[illegible] Motor Group (489) ISC at 16-May 2,[illegible]			
[illegible] Capital Mgt (HK)	6-Jun	199,402,000	211,007,000
EMER International Group (8149) ISC at 21-May 322,435,400			
Chang Brian	6-Jun	19,224,800	20,572,400
Emperor Capital Group (717) ISC at 24-Apr 686,271,272			
Zwaanstra John	8-Jun	44,718,800	49,516,800
[illegible] International Holdings [illegible] ISC at 4-Jun [illegible]			
Scania Trade Dev AB	6-Jun	98,204,000	98,204,800
[illegible] International (686) ISC at 1-Jun 380,[illegible]			
K&E Industries	8-Jun	28,374,000	28,856,000
GOME Electrical Appliances (493) ISC at 30-May 3,[illegible]			
Chen Xiao	6-Jun	376,929,990	373,298,990
Grandtop International Holdings (2309) ISC at 30-May 362,[illegible]			
Ma Sau Fong	7-Jun	75,435,257	153,475,000
Hainan Meilan Int'l Airport (357) ISC at [illegible]			
UBS AG	6-Jun	18,778,400	17,874,400
[illegible] Holdings ISC at 13-May 303,436,332			
Chan Kwok Keung Charles	6-Jun	1,784,175,210	1,780,987,559
Harbin Power Equipment (1133) ISC at 30-May 675,[illegible]			
JPMorgan Chase	6-Jun	75,845,000	71,985,000
High Fashion International (608) ISC at 17-May 324,[illegible]			
Lam Foo Wah	7-Jun	161,943,986	141,809,986
Hopefluent Group Holdings (733) ISC at 16-May 346,[illegible]			
Fu Wai Chung	7-Jun	96,630,000	96,580,000
Huadian Power International (1071) ISC at 31-May 1,431,[illegible]			
JPMorgan Chase	5-Jun	126,832,100	118,980,100
Hunan Nonferrous Metals (2626) ISC at 30-Apr [illegible]			
JPMorgan Chase	5-Jun	64,357,371	68,157,371
HyComm Wireless (499) ISC at 30-Apr 2,[illegible]			
Guangdong Tele Industry	6-Jun	175,499,995	229,739,995
[illegible] Corporation ISC at 4-Jun 1,872,[illegible]			
PMA Capital Mgt	5-Jun	144,298,500	152,098,500
Jiwei Holdings (327) ISC at 4-May 530,[illegible]			
Ng Sau Fai	7-Jun	403,479,280	403,779,280
Jutal Offshore Oil Services (3303) ISC at 22-May 411,[illegible]			
Wang Lishen	7-Jun	345,000,000	262,000,000
K.P.I. Company (605) ISC at 29-May 1,806,[illegible]			
Lo Wan	6-Jun	726,270,240	596,270,240
Kader Holdings (180) ISC at 16-Feb 665,[illegible]			
Ting Woo Shou Kenneth	6-Jun	350,749,816	350,713,816
Kin Yat Holdings (638) ISC at 17-May 407,[illegible]			
Pine Asset	7-Jun	260,164,000	280,164,000
Kingboard Chemical Holdings (148) ISC at 29-May [illegible]			
Hallgarten Management	7-Jun	256,095,929	258,825,929
Kingmaker Footwear Holdings (1170) ISC at 16-May [illegible]			
Comm Bank of Australia	6-Jun	71,735,400	72,929,400
Lee & Man Paper Mfg (2314) ISC at 17-May 1,127,762,[illegible]			
Lee Wang Wai Kuen	8-Jun	721,068,000	720,000,000
Lianhua Supermarket Holdings (980) ISC at 29-May 285,[illegible]			
The Hartford Inc	5-Jun	23,496,800	22,496,800
[illegible] Holdings ISC at 16-May 402,[illegible]			
Tse Moon Chuen	7-Jun	245,987,520	245,923,520
Macau Prime Properties (199) ISC at 1-Jun 2,882,[illegible]			
Crawshaw Richard	8-Jun	139,274,882	147,274,882
[illegible] (22) ISC at [illegible]			
Lun Chi Yim	7-Jun	914,248,837	930,748,037
New Smart Holdings (91) ISC at 25-May 1,272,[illegible]			
Galaxy China Opp Fund	6-Jun	65,500,000	63,000,000
New World Development (17) ISC at 16-May 3,[illegible]			
Morgan Stanley	4-Jun	267,343,431	700,034,299
NW Industry ISC at 30-Apr 220,000,000			
Lin Ke Ming	7-Jun	6,529,000	12,000,000
Pacific Century Insurance (65) ISC at 20-May 843,[illegible]			
Fortis Utrecht NV	8-Jun	648,487,954	551,793,496
Playmates Holdings (635) ISC at 30-May 2,225,[illegible]			
Cogroup Inc	6-Jun	107,089,250	108,589,250
PICC Property & Casualty (2328) ISC at 16-May 3,[illegible]			
Morgan Stanley	4-Jun	547,281,050	549,425,237
Pico Far East Holdings (752) ISC at 23-May 1,[illegible]			
Chia Sung Hong James	6-Jun	7,090,000	459,777,186
Prosperity Real Estate Investment Trust (808) ISC at 30-Apr [illegible]			
Capital Research and Mgt	7-Jun	75,925,000	78,317,000
[illegible] Int'l ISC at 16-May 345,[illegible]			
Ma Siu Fong	7-Jun	173,473,400	153,057,400
Qin Jia Yuan Media (2366) ISC at 23-May 902,[illegible]			
Wong Yu Hong Philip	7-Jun	181,476,673	247,476,673
Shanghai Prime Machinery (2345) ISC at 9-May 790,[illegible]			
Whaley Sarah	5-Jun	69,308,000	68,788,000
Shanghai [illegible] Property ISC at 29-May 4,237,[illegible]			
Zwaanstra John	5-Jun	630,944,992	940,944,992
Shui On Construction (983) ISC at 29-May 284,343,[illegible]			
Wong Yaw Wai Wilfred	6-Jun	185,915,000	188,915,000
Sino Katalytics Investment (2330) ISC at 28-May 484,[illegible]			
Chui Tak Keung Duncan	5-Jun	61,200,000	30,600,000
Sino Prosper Holdings (766) ISC at 5-Jun 2,774,[illegible]			
Tsem Wing Keng	8-Jun	116,810,000	115,840,000
SmarTone Telecommunications (315) ISC at 31-May 584,877,[illegible]			
Templeton Asset Mgt	7-Jun	28,647,500	29,194,500
Sun Hung Kai Properties (16) ISC at 4-Jun 2,491,[illegible]			
Kwok Ping Luen Raymond	8-Jun	1,086,948,895	1,084,348,896
[illegible]			
Lam Fee Wan	6-Jun	3,571,537,696	3,475,679,696
[illegible] Technologies ISC at 23-May 72,000,000			
Comm Bank of Australia	7-Jun	3,998,000	4,375,000
[illegible] Holdings ISC at 29-May 3,[illegible]			
Leung Chi Yin Gilbert	6-Jun	1,886,484,675	1,816,486,475
Universal Technologies ISC at 29-May 999,[illegible]			
Lau Yeung Sang	8-Jun	[illegible]	140,930,000
Vodone Int'l ISC at 30-Jun 1,[illegible]			
Value Partners	5-Jun	189,760,000	99,540,000
Victory Group (1139) ISC at 22-Jun 129,[illegible]			
Chan Chun Chee	4-Jun	49,037,750	54,037,750
Wah Ha Realty (278) ISC at 1-Jun 120,960,000			
Cheung Ying Wai Eric	8-Jun	13,472,637	13,772,637
Wealthmark Int'l (Holdings) (39) ISC at 31-May 233,[illegible]			
China Enterprise Capital	7-Jun	371,000,000	479,000,000
Weichai Power (2338) ISC at 25-May 326,[illegible]			
UBS AG	6-Jun	7,748,000	7,448,000
[illegible] International Holdings ISC at 29-Jun 1,[illegible]			
Invesco Hong Kong	6-Jun	76,363,000	77,849,000
[illegible] Software ISC at 5-Jun 4,[illegible]			
Beijing Holdings	7-Jun	1,895,513,445	2,115,513,445

OFFICIAL LIST

Change of company name

China Credit Holdings (185): It will change its name to **Xpress Group** today.

New listings

MB-Bocom@EC0801 (1254), UB-HSBC@EC0801 (1255), UB-HSBC@EC0809 (1257), MB-Bocom@EP0801 (1258), UB-HSBC@EP0801 (1259), UB-CNOOC@EC0802 (1260), UB-C Tel@EC0802A (1261), UB-C Tel@EC0802B (1262), BP-Bocom@EC0802 (1263), BP-Bocom@EC0909 (1264), BP-CCCCL@EC0802 (1265), BP-C Tel@EC0801 (1275), BP-C Tel@EC0802 (1278), KC-CCB@EP0801 (1280), KC-C Tel@EP0801 (1281), AA-JianC@EC0803 (1282), AA-PetCh@EC0802 (1283), AA-PetCh@EC0811 (1285), MB-C Mob@EC0712 (9314), MB-C Mob@EP0712 (9338), SG-CP&CC@EC0712 (9382), SG-CNOOC@EC0712 (9383), SG-PetCh@EC0712 (9390), SG-CP&CC@EP0712 (9408), SG-CNOOC@EP0712 (9514), DB-CNOOC@EC0712B (9523), DB-FXASO@EC0712C (9594), CG-CNOOC@EC0712B (9628), CG-PetCh@EC0712 (9629), BP-Bocom@EC0712 (9630), KC-CitBk@EC0712 (9715), KC-C Tel@EC0712B (9716), KC-SHKP@EC0712 (9729) and **AA-Bocom@EC0712C (9826):** Dealing in the derivative warrants starts today.

Resumption of trading

Allied Group (373), Allied Properties (HK) (56), Aurora Global Investment Holdings (353), Benefun International Holdings (1130), China Fair Land Holdings (169), First Shanghai Investments (227), Mascotte Holdings (136), Oriental Watch Holdings (398), Sun Hung Kai & Co (86), VXL Capital (727), Wai Yuen Tong Medicine (897), Wang On Group (1222) and **Yu Ming Investments (666):** Trading in their shares resumed yesterday.

Suspension of trading

Anex International Holdings (723): Trading in its securities was suspended yesterday pending an announcement of a disclosable and connected transaction which is price-sensitive.

Aluminum Corp of China (2600): Trading in its H shares was suspended yesterday pending the release of price-sensitive information.

Chia Hsin Cement Greater China Holding Corp (699): Trading in its shares was suspended yesterday pending an announcement of a possible change of controlling shareholder.

China Investment Fund (612): Trading in its shares was suspended yesterday pending an announcement in relation to a proposed open offer which is price-sensitive.

China Leason Investment Group (8270): Trading in its shares was suspended from 12pm yesterday pending an announcement of a transaction which is price-sensitive.

CIG Yangtze Ports (8233): Trading in its shares was suspended yesterday pending an announcement in relation to a subscription of new shares.

Core Healthcare Investment Holdings (8250): Trading in its shares was suspended yesterday pending an announcement in relation to a placing of shares

EForce Holdings (943): Trading in its shares was suspended yesterday pending an announcement regarding a placing of new shares

EPI (Holdings) (689): Trading in its shares was suspended from 2.30pm yesterday pending an announcement of a proposed placing of existing shares and an issue of warrants and top-up subscription of new shares.

Honesty Treasure International Holdings (600): Trading in its securities was suspended yesterday pending an announcement regarding price-sensitive information.

Neolink Cyber Technology (Holding) (8116): Trading in its shares was suspended from 2.30pm yesterday pending an announcement relating to a placing of existing shares and subscription of new shares.

Omnicorp (94): Trading in its shares was suspended from 2.30pm yesterday pending an announcement regarding a possible placing of new shares.

Pacific Century Insurance Holdings (65): Trading in its shares was suspended yesterday pending the withdrawal of its listing following the completion of a compulsory acquisition.

Smart Rich Energy Finance (Holdings) (1051): Trading in its shares was suspended yesterday pending an announcement regarding a disclosable transaction involving an issue of new shares.

South Sea Petroleum Holdings (76): Trading in its shares was suspended yesterday pending an announcement of a disclosable transaction which is price-sensitive.

TCC International Holdings (1136): Trading in its shares was suspended yesterday pending an announcement relating to a transaction which may constitute a very substantial acquisition.

Wo Kee Hong (Holdings) (720): Trading in its shares was suspended from 2.37pm yesterday pending an announcement in relation to price-sensitive information.

Yardway Group (646): Trading in its shares was suspended from 2.30pm yesterday pending an announcement containing price-sensitive information.

HIGH COURT WRITS

No	Plaintiffs	Defendants	Particular	Claim
01238	First Commercial Bank Ltd	Chen Liang Tze	MD	US$810,270.63
01239	Lau Wing Tim	Secretary for Justice	BC	NS
01240	Trade Media Holdings Ltd	Global Sources Ltd	INJ	NS
01241	Chan Kwong Siu Mun Agnes & Chan Nai Huen	Tu Christopher	ARR	$441,000
01242	Yuen Oi Yee Lisa	Bettabob Investment Co Ltd Yam Johnnie Johnnie Yam Jacky Lee & Co Lee Alexander Li & Partners Flourish Property Agency Ltd Chow Wai Yee Sammi Poon Wai Keung Steven	BA	NS
01243	R.B. Investment Partnership	Ocean Trade Investment Ltd	MD	YEN61 440,000
01244	Chen Ningning	Han Jingyuan Cheng Ming Yan Apple Daily Ltd Apple Daily Printing Ltd	L&S	NS
01245	DBS Bank (Hong Kong) Ltd	Hang Yuen Knitter Ltd Hang Shun International Ltd Ng Man Kwai Yip Lan	MD	$1,111,313.82
01246	Shenzhen Futaihong Precision Industry Co Ltd Hong Fu Jin Precision Industry (Shen Zhen) Co Ltd	BYD Co Ltd BYD (H.K.) Co Ltd Golden Link Worldwide Ltd BYD Electronic Co Ltd Lead Wealth International Ltd Tianjin BYD Electronics Co Ltd BYD Precision Manufacture Co Ltd	INJ	NS

Keys

BA — breach of agreement
INJ — injunction
DEC — declaration
L&T — landlords and tenants (Poss)
FKA — formerly known as
ARR — arrears of rent rates etc
BC — breach of contract
NS — not stated
MD — money due/owing
L&S — libel and slander
TA — trading as
SP — specific performance

DIVIDENDS DECLARED

Share dividend	Profit/Loss	Books closed	Payable date
Bank of China (F) [illegible]	Rmb42.8b +52.9%	[illegible]	
Bank of Comm (1stQ) nil (nil)	Rmb3.8m +31%	—	—
Bank of Comm (F) 10fen (6fen)	Rmb12.27b +32.7%	[illegible]	
Beauforte Inv (F) nil (nil)	-HK$326.8m (-78m)	—	—
Beijing Enterp (F) 20¢ (20¢)	HK$338.6m -40.6%	15/6	18/7
BYD preferential offer to subscribe at the offer price for 1 reserved sh of BYD Electronic for every whole multiple of 3 shares		21/6	
CASIL Telecom - offer share 4 for 10 at 35¢		12/7	
Catic Shenzhen (F) nil (nil)	Rmb123m +496%	—	—
China Elegance (F) nil (nil)	-HK$14.4m (-11m)	—	—
China Life (F) 14fen (8fen)	Rmb727m +59%	[illegible]	
China Resources (SO) 40¢		[illegible]	
COL Capital (F) 4¢ (4¢)	HK$772.4m +439%	25/6	25/7
Datang Power (F) 23.4fen (22.9fen)	Rmb2.8b +18%	[illegible]	
E-Ban Holdings (F) 3.5¢ [illegible]	HK$5.7m +115%	7/7	[illegible]
Fortune Ins (open offer 2 for 1 at 10¢)		27/6	
Fortune Telecom (F) 1¢ (1¢)	HK$31.3m +175%	21/6	
Fountain Set (I) 4¢ (4.5¢)	HK$68.2m -79%	18/6	6/7
Global Tech (I) nil (nil)	-HK$3.24m (-2m)	—	—
Glorious Sun (F) 12.24¢, (SO) 10¢	HK$271.5m +11.8%	18/6	29/6
Grand Holdings (F) 14¢ (12¢)	HK$340m +19.2%	26/6	8/8
Guangzhou Inv (F) 2.3¢ (2¢)	HK$712.6m	14/6	
Harmony Asset (F) 15¢ (15¢)	HK$18.6m -50.4%	18/6	29/6
I.T. (F) 5¢ (4.8¢)	HK$122.4m +8.87%	18/7	30/7
ICBC (F) 1.6fen	Rmb49.2b	15/6	
Jiangxi Hightech (F) 6fen (nil)	Rmb82.4m	[illegible]	
Jinhong Auto (F) 3.5¢ (3.3¢)	HK$45.6m +42.5%	15/6	
Johnson Elec (F) US1.09¢ (1.09¢)	US$109m -17%	25/7	3/8
Keck Seng Inv (F) 10¢ (4¢)	HK$203m +65.9%	20/6	11/7
Lenovo Group (F) 2.4¢ (2.4¢)	US$161.1m +625%	16/7	27/7
Link REIT (F) 34.62¢		25/6	
Mengniu Dairy (F) 10.94fen	Rmb727m +59%	19/6	18/7
Min Xin (F) 4¢ (3¢)	HK$186.8m +75.1%	14/6	[illegible]
Ming Fung Jewel (I) 0.3¢ (0.3¢)	HK$41.2m -37.7%	18/7	8/8
Morning Star Res (F) nil (nil)	HK$16.8m (-7.3m)	—	—
[illegible] (F) 8.4¢ (nil)	HK$144.7m +13%	26/6	5/7
Nam Fong Int'l (F) nil (nil)	HK$40m -81.7%	—	—
NCM Holdings (B) 1 wrt2010 for 5 shares		22/6	
Phoenix TV (F) 1.4¢ (1.2¢)	HK$212.3m +13%	18/6	
Prosp Inv open offer of 1 for 2 at 13.5¢		18/6	
[illegible] (F) 1.9¢ (1.9¢)	HK$43.6m +[illegible]%	5/7	
Success Watch (F) 6¢ (7¢)	HK$43.[illegible] +12.6%	3/8	
Sino Brothers (F) 2¢ (1.5¢)	HK$[illegible] [illegible]%	16/6	22/6
[illegible] (F) 2.31¢ (2.01¢)	HK$89m -15%	22/6	
Sino-Tech Int'l (F) 4.5¢ (3¢)	HK$42.1m	21/6	
Symphony Hold (F) 6.13¢ (7.3¢)	HK$207.2m +4%	21/6	9/7
TCL Multimedia (Rts) 1 for 2 at 40¢		18/6	
Wheelock Prop (F) 8¢ (7¢)	HK$1.45b -35%	13/8	23/8
Wing Lee (F) 4¢ (5.5¢)	HK$74.9m +1.2%	25/6	

(I) - Interim dividend (F) - Final dividend (WRT) - Warrant
(SD) - Special dividend (B) - Bonus (QD) - Quarterly Dividend
* - with scrip with cash option (Rts) - Rights issue @ - on or before
Companies in bold, declared dividends in the current week

Legal & General Notices

MINTH
敏實集團

MINTH GROUP LIMITED
敏實集團有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 425)

NEW JOINT VENTURE AGREEMENT AND ACQUISITION OF ASSETS BY JOINT VENTURE COMPANY

Reference is made to the announcement made by the Company on 30 April 2007 (the "Announcement") in relation to the formation of a joint venture company, Plastic Trim International, Inc. (the "JV Company"), in the United States.

The Company is pleased to announce that the JV Company entered into an assets purchase agreement with the Vendor as of 8 June 2007 to purchase certain assets and assume certain liabilities of a plastic injection and extrusions molding business, complementing the Group's business of manufacture and sale of decorative parts and trim. The JV Company made its first payment in respect of the acquisition on 11 June 2007.

The Group is principally engaged in the design, manufacture and sale of body structural parts, decorative parts and trim for passenger cars. With its stake in the JV Company, the Company expects greater access to plastic injection molding and extrusion resources thus enhancing its cost efficiency and therefore bolster the Group's ultimate profitability as a whole.

As stated in the Announcement, the JV Company was owned as to 48% by Enboma Investments Limited ("Enboma"), a wholly owned subsidiary of the Company, 44% by Sojitz Corporation ("Sojitz") and 8% by Plastic Trim, LLC (the "Vendor") After publication of the Announcement, the relevant parties had further negotiations and the 8% of the shares in the JV Company which was supposed to have been issued to the Vendor were not, in fact, issued. On 7 June 2007, the JV Company allotted and issued 70 preference shares, representing 8% of the issued share capital of the JV Company, to two individuals (the "Subscribers") who are members and part of the management of the Vendor. The JV Company is as of 7 June 2007 owned as to 48% by Enboma, 44% by Sojitz and 8% by the Subscribers (instead of the Vendor as stated in the Announcement). As of 8 June 2007, the JV Company entered into a new joint venture agreement with, among others, Enboma and Sojitz, with such principal terms along the same as those set out in the Announcement (and which supersedes the joint venture agreement referred to in the Announcement). To the best of the Directors knowledge, information and belief having made all reasonable enquiries, the Subscribers, the Vendor and its beneficial owners are independent third parties not connected with the Company or any of its subsidiary or the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates

By order of the Board
Minth Group Limited
Chin Jong Hwa
Chairman

Hong Kong, 12 June 2007

At the date of this announcement, the board of directors comprises Mr. Chin Jong Hwa, Mr. Shi Jian Hui, Mr. Mu Wei Zhong, Dr. Chin Jung Huang and Mr. Zhao Feng, being executive Directors, Mr. Shaw Sun Kan, Gordon, being a non-executive Director, Mr. Heng Kwoo Seng, Dr. Wang Ching and Mr. Zhang Liren being independent non-executive Directors.

Education (Regulation) Ordinance, Cap. 493)

Notice is hereby given that a proposal has been issued to cancel the registration of the following courses under the Non-local Higher and Professional Education (Regulation) Ordinance for the reason listed below:

Course name:	Master of Science (Computer Science) 電腦碩士學位
Registration no.:	210028
Operator:	Media Education Info-Tech Co., Ltd. at 1/F, 638, Cheung Sha Wan Road, Cheung Sha Wan, Kowloon Hong Kong
Designated person:	Ms SHI Mei-chun at Media Education Info-Tech Co Ltd., 1/F, 638 Cheung Sha Wan Road, Cheung Sha Wan, Kowloon, Hong Kong
Course name:	Bachelor of Business Administration (BBA) (中文學士學位課程．工商管理學士)
Registration no.:	270032
Operator:	Asia International Open University (Macau) at 1401, 14/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
Designated person:	Mr CHEUNG Chung-ming, Chewy at Asia International Open University (Macau), 1401, 14/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
Course name:	NCC International Diploma in Computer Studies NCC 國際電腦專業文憑
Registration no.:	250235
Operator:	Hong Kong Productivity Council at HKPC Building, 78 Tat Chee Avenue, Kowloon Tong, Kowloon, Hong Kong
Designated person:	Mr CHAN Chi-sing, Steven at Hong Kong Productivity Council, AP, 3/F, HKPC Building, 78 Tat Chee Avenue, Kowloon Tong, Kowloon, Hong Kong
Course name:	Master of Arts in Human Resource Development
Registration no.:	260861
Operator:	Hopkins Training & Education Group Limited at Unit 202, 2/F, Harbor Centre, 25 Harbor Road, Wanchai, Hong Kong
Designated person:	Mr CHAN Shing-wai, Paul at Unit 202, 2/F, Harbor Centre, 25 Harbor Road, Wanchai, Hong Kong

Reason for the proposed cancellation:
Operators have ceased conducting these courses in Hong Kong and proposed cancellation of the registration.

Any representation as regards the proposed cancellation may be made within ONE month from the date of this notice to the Registrar at Non-local Courses Registry, Education and Manpower Bureau, Room 3601, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(Charmaine LEE)
Registrar of Non-local Higher and Professional Education Courses

Hong Kong, 13 June 2007

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

NOTICE OF LOSS OF EXCHANGE TRADING RIGHT CERTIFICATE

NOTICE is hereby given that the Exchange Trading Right Certificate numbered R1192 (with Distinctive No. 0705) issued by THE STOCK EXCHANGE OF HONG KONG LIMITED and registered in the name of FUHWA SECURITIES (HONG KONG) CO., LTD. has been reported lost AND THAT the Certificate is hereby declared cancelled.

13 June 2007

END